AEGERION PHARMACEUTICALS, INC.

One Main Street, Suite 800

Cambridge, Massachusetts 02142

May 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Aegerion Pharmaceuticals, Inc.

Registration Statement on Form S-3 (File No. 333-211462)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-211462) filed with the Securities and Exchange Commission by Aegerion Pharmaceuticals, Inc. on May 19, 2016 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Paul M. Kinsella at (617) 951-7000.

Sincerely,

AEGERION PHARMACEUTICALS, INC.

By:	/s/ Gregory D. Perry
Gregory D. Perry
Chief Financial and Administrative Officer

cc: Paul M. Kinsella, Ropes & Gray LLP